United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, DC 20549

Name of the Registrant: Amplify Energy Corp.

Name of person relying on exemption: William Langdon, Jr.

Address of person relying on exemption: PO Box 19626, Houston, TX 77224

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. The soliciting person does not beneficially own more than $5 million of Amplify Energy Corp. common stock.

PROXY MEMORANDUM

DATE: April 17, 2025

TO: Shareholders of Amplify Energy Corp. (AMPY)

FROM: William Langdon, Jr., Amplify Energy Corp. shareholder since 2017 and beneficial owner of 50,000 shares

RE: Amplify Energy Corp. Special Meeting of Shareholders

Glass, Lewis & Co. recommends voting AGAINST both proposals.

“Something is rotten in the state of Denmark.” – Marcellus

That line from William Shakespeare’s classic play “Hamlet” aptly describes the current state of the proposed merger between Amplify Energy Corp. and the Juniper Capital portfolio companies.

Under terms of the original deal announced on January 15, Juniper was going to receive 26.7 million shares of Amplify worth, at that time, $173.0 million.

As of April 17, such shares are worth only $68.4 million - $104.6 million less!

Juniper also recently agreed to contribute an additional $10 million in cash to the combined entities, if the deal closes.

Why would Juniper now be willing to accept a $104.6 million reduction in value and pay an extra $10 million for assets they want to sell to Amplify?

And why are Amplify’s directors so eager to dilute our ownership and voting interests – and hand over effective voting control of our company to Juniper?

Such behavior simply does not pass “the smell test”.

The Oxford English Dictionary defines the word “rotten” as “suffering from decay”.

This deal has been suffering from decay for over three months and continues to decompose almost daily, before our very eyes.

Let’s eliminate the stench and bury its rotting carcass by voting AGAINST both proposals.

Respectfully,

William Langdon, Jr.

PO Box 19626

Houston, Texas 77224
Tel. 1-713-256-3311

Email: William.Langdon.Jr@gmail.com

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER.

PROXY CARDS WILL NOT BE ACCEPTED BY ME.

PLEASE DO NOT SEND YOUR PROXY TO ME.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.